File No. 0-5893

                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                           (Check One)

[X] Form 10-K  [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

               For Period Ended   December 31, 1994

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

     Full Name of Registrant:      American Bancorporation
     Former Name if Applicable:

                   1025 Main Street, Suite 800
             (Address of Principal Executive Office)

                        Wheeling, WV 26003
                    (City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

 If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate).

 [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x] (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - Narrative

  State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

  The Company filed with the SEC a Form 8-K on March 17, 1995, disclosing a judgment against American Bancorporation Retirement Plan concerning the earnings formula used to determine the retirement benefits due a former employee of the Registrant and its affiliated subsidiaries. The Registrant intends to appeal the Order. The Registrant is researching whether it needs to establish a reserve on its financials for such benefit plans.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Brent E. Richmond, Treasurer       (304)             233-5006
     Name                               (Area Code)       Number

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s) [x] yes [ ] no

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be included in
the subject report or portion thereof?           [x] yes [ ] no

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Registrant is currently performing research to determine effects of possible charges to earnings due to a recent judgment against American Bancorporation Retirement Plan concerning the earnings formula to be used to determine the retirement benefits due employees of the Registrant and its affiliated subsidiaries. The Registrant intends to appeal the Order.

                     American Bancorporation
           (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date                                        By   /s/ Brent E. Richmond